Exhibit 99.1

Enerplus Proposes Replacing Dividend Reinvestment Plan with Stock Dividend Program

CALGARY, March 15, 2012 /CNW/ - Enerplus Corporation ("Enerplus" or the "Corporation") (TSX: ERF) (NYSE: ERF) has announced that it plans to seek shareholder approval to replace its current Dividend Reinvestment Plan ("DRIP")  that was available only to Canadian shareholders with a Stock Dividend Program ("SDP)" that will be available to all shareholders.

Similar to the DRIP, the proposed SDP will allow shareholders to receive dividends in the form of shares of Enerplus at a 5% discount to the current market price instead of a cash dividend. Participation in the SDP will be completely optional allowing Enerplus shareholders to continue to receive cash dividends unless they elect to receive stock dividends. As with the DRIP, the SDP will serve as a source of capital for Enerplus by allowing it to retain cash that would otherwise be paid out as dividends.

What are the benefits of the SDP?

While the SDP is similar to the DRIP, Enerplus believes the SDP has certain tax attributes that may make it more attractive to both Canadian and non-Canadian shareholders that hold their shares in taxable accounts. Shareholders with tax-deferred accounts are not expected to be impacted.

The SDP tax attributes are based on the intention of the Board of Directors of Enerplus to add only a nominal amount to stated capital as a result of the payment of stock dividends. With the DRIP, a taxable Canadian resident shareholder is required to report the full amount of the reinvested dividend as dividend income in the year it is received. Under the SDP, the amount of the dividend for Canadian tax purposes is the amount added to the stated capital of the Corporation. Therefore, a stock dividend is not expected to generate dividend income for Canadian shareholders and shares issued under the SDP will have a nominal cost for Canadian tax purposes. As a result, receipt of stock dividends under the SDP will effectively result in a downward adjustment to the shareholder's cost base in their Enerplus shares and would be taxed as a capital gain or loss upon the eventual sale of the shares. This provides Canadian shareholders with an opportunity to defer tax and to utilize any capital losses the shareholder may have available to shelter capital gains. In addition, Canadian shareholders participating in the SDP may also benefit if the tax rate on capital gains is lower than the tax rate on dividend income applicable to their individual circumstances.

Non-Canadian shareholders currently holding Enerplus shares in a taxable account typically incur Canadian withholding taxes that range from 15% - 25% on dividends paid by Enerplus. This withholding tax should not apply to non-Canadian shareholders who elect to participate in the SDP. This means that the number of shares received under the SDP will reflect the entire amount of the stock dividend whereas in a DRIP, the amount reinvested is net of any Canadian withholding taxes. Shareholders that are not residents of Canada should not be subject to any Canadian taxation on capital gains associated with the disposition of shares. The SDP is likely to attract some form of tax in the non-residents' home country.  For example, in the U.S. shares issued under the SDP will be valued at fair market value and may be treated as "qualified dividend income" for U.S. purposes.

All shareholders are advised to consult their own tax advisors regarding the tax consequences to them of receiving cash or stock dividends.

This tax summary is general in nature and is not intended to be, nor should it be construed to be tax advice to a particular shareholder.  This summary is not exhaustive of all Canadian, U.S. and other jurisdictional tax considerations.  For more details discussing the potential tax consequences of the SDP, please refer to Enerplus' Management Information Circular dated March 9, 2012, that has been filed on SEDAR and EDGAR and is available on our website at www.enerplus.com/investor/financial/reports.cfm.

Shareholder Approval Required

The implementation of the SDP requires an amendment to the articles of amalgamation of Enerplus and an approval of two-thirds of the shareholders voting at the annual and special meeting of Enerplus taking place on May 11, 2012.  Details regarding the SDP can be found in the Management Information Circular of Enerplus dated March 9, 2012 that has been filed on SEDAR and EDGAR and is available on our website at www.enerplus.com/investor/financial/reports.cfm. The Management Information Circular, proxy materials and a confirmation notice for enrolment in the SDP will be mailed to all Enerplus shareholders over the coming weeks.

All shareholders of record as of March 23, 2012 will be eligible to vote on the special resolution to amend the articles of Enerplus to implement the SDP at our annual and special meeting taking place in Calgary, Alberta on May 11, 2012. Subject to shareholder approval on May 11, 2012, it is anticipated that the Board of Directors will declare Enerplus' first stock dividend to be paid on June 20, 2012 to shareholders of record on June 8, 2012.  Shareholders who desire to receive stock dividend on June 20, 2012 must provide their confirmation notice no later than June 4, 2012.

How to Enroll in the SDP

Once the implementation of the SDP has been approved by shareholders, those shareholders who wish to participate in the SDP will need to make an election either through their broker or, in the case of registered shareholders, through our transfer agent, Computershare Trust Company. Shareholders can elect to receive stock dividends on all or some of their shares. If a shareholder chooses not to participate, no action is required and the shareholder will continue to be eligible to receive cash dividends.

Shareholders who are current participants in the DRIP will not be automatically enrolled in the SDP. Existing participants in the DRIP wanting to participate in the SDP will need to make such election.   If this election is not made, cash dividends will be paid to those shareholders. Details on how to make elections can be found on our website at www.enerplus.com/investor/dividends/dividends.cfm.

Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future payments of dividends, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities.  Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

%CIK: 0001126874

For further information:

If you have any questions or for further information, please call 1-800-319-6462 or e-mail investorrelations@enerplus.com.

CO: Enerplus Corporation

CNW 06:00e 15-MAR-12